Pacific Life Insurance Company
[700 Newport Center Drive
Newport Beach, CA 92660
(800) 722-4448
www.PacificLife.com]

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER

Pacific Life Insurance Company, a stock life insurance company, has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

You have elected the Return of Purchase Payments Death Benefit Rider. The provisions in this Rider replace the Death Benefit and Death Benefit Amount provisions in your variable annuity Contract.

DEFINITION OF TERMS

Add–In Amount – The amount added by us, if applicable, to the Contract Value on the Notice Date to set the Contract Value equal to the Death Benefit proceeds that would have been payable to the Spouse as the deemed designated recipient of the Death Benefit.

Annual Charge – The Annual Charge Percentage for expenses related to this Rider is shown in the Rider Specifications. This charge will be assessed daily against assets held in your Variable Investment Option(s) and is guaranteed not to increase for the life of the Contract. The Annual Charge will terminate when this Rider terminates.

[Excess Advisory Fees – Advisory Fee Withdrawals that exceed the Advisory Fee Cap shown in the Contract Specifications. The Advisory Fee Cap rate shown is an annualized percentage of your Contract Value. Excess Advisory Fees will reduce the Contract Value by the amount of the fee(s). Excess Advisory Fees may reduce the Death Benefit Amount (described in the Advisory Fee Withdrawals Impact to Rider section). ]

Pro-Rata Reduction – The reduction percentage that is calculated at the time of a Withdrawal [(excluding allowable Advisory Fee Withdrawals)] by dividing the amount of each Withdrawal (including any applicable taxes) by the Contract Value immediately prior to the Withdrawal.

Total Adjusted Purchase Payments – The sum of all Purchase Payments made to the Contract, reduced by a Pro- Rata Reduction for each prior Withdrawal [, including excess advisory fees]. This amount may be adjusted if there is a change of Owner.

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RIDER PROVISIONS

General – This Rider is effective on the Contract Date and will remain in effect until the earlier of:

(a)	A Full Withdrawal of the Withdrawal proceeds under the Contract;

(b)	When Death Benefit proceeds become payable, unless the Spouse of the deceased Owner continues the Contract in accordance with the Death of Owner Distribution Rules provision of the Contract;

(c)	Any termination of the Contract in accordance with the provisions of the Contract;

(d)	The Annuity Date; or

(e)	The date that the Contract Value is reduced to zero as a result of a Withdrawal or charge under any living benefit rider attached to the Contract.

[Advisory Fee Withdrawals Impact to Rider – Advisory Fee Withdrawals that do not exceed the Advisory Fee Cap, will not impact the Total Adjusted Purchase Payments under the Rider. Advisory Fee Withdrawals will reduce the Contract Value by the amount of the fee(s).]

Death Benefit – A Death Benefit will be payable if any Owner dies (or any Annuitant dies in the case of a Non-Natural Owner) before the Annuity Date and while this Contract is in effect.

The proceeds of any Death Benefit will be payable once we receive Proof of Death and payment Instructions in a form satisfactory to us (the “Notice Date”). Such proceeds will equal the Death Benefit Amount reduced by any contract debt and any charges for premium taxes and/or other taxes, if proceeds are used to purchase an Annuity Option from us.

These proceeds may be payable in a lump sum, as periodic payments under an Annuity Option available, or in accordance with the Code (see Death of Owner Distribution Rules Before the Annuity Date provision of the Contract).

If there are multiple Beneficiaries, the Death Benefit Amount will be calculated when we first receive Proof of Death and Instructions in Good Order from any Beneficiary. Any Death Benefit Amount remaining to be paid to any other Beneficiary will fluctuate with the performance of the underlying Investment Options.

Death Benefit Amount – The Death Benefit Amount as of any Business Day prior to the Annuity Date is equal to the greater of:

(a)	The Contract Value as of the Notice Date; or

(b)	Total Adjusted Purchase Payments as of the Notice Date.

We will provide you with an annual statement that includes the current Death Benefit Amount.

Change of Owner – If there is a Change of Owner:

•	To someone other than the Owner’s Spouse; or

•	To a trust or non-natural entity where the Owner and Annuitant are not the same person prior to the change; or

•	If an Owner is added that is not the Owner’s Spouse,

The Total Adjusted Purchase Payments on the effective date of the Change of Owner (the “Change Date”) will be reset to equal the lesser of:

(a)	The Contract Value as of the Change Date; or

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(b)	Total Adjusted Purchase Payments as of the Change Date.

Additionally, after the Change Date the Total Adjusted Purchase Payments:

•	Will be increased by any Purchase Payments made; and

•	Will be reduced by any Pro-Rata Reduction for Withdrawals [(excluding allowable Advisory Fee Withdrawals)] made.

A change of Owner may only be elected if the Age of any new Owner is less than or equal to the Maximum Age shown in the Rider Specifications on the Change Date.

On the Notice Date, if the surviving Spouse is deemed to have continued the Contract, we will set the Contract Value equal to the Death Benefit proceeds that would have been payable to the Spouse as the deemed Beneficiary/designated recipient of the Death Benefit. The amount that the Death Benefit Amount exceeds the Contract Value will be added to the Contract Value in the form of the Add-In Amount on the Notice Date. The Add- In Amount will be allocated among Investment Options in accordance with the current allocation Instructions for the Contract and will be considered earnings. There will not be an adjustment to the Contract Value if it is equal to the Death Benefit proceeds as of the Notice Date.

All other terms and conditions of your Contract remain unchanged.

PACIFIC LIFE INSURANCE COMPANY

[

President and Chief Executive Officer	Secretary ]

ICC24 20-1127	[4]